FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: March, 2003

(Commission File No. 0-27322)

Mountain Province Diamonds Inc.
(Translation of registrant’s name into English)

Suite 212, 525 Seymour Street,
Vancouver, British Columbia, Canada V6B 3H7
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Quarterly Report, including the Interim Consolidated Financial Statements of

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

For the three months and nine months ended December 31, 2002 and 2001

Unaudited

Prepared by Management

INTERIM REPORT

To Our Shareholders,

Summary

Mountain Province Diamonds Inc. (the Company) is a diamond exploration and development company and has a 44.1% interest in the AK claims located in the NWT of Canada. The Company and its partner, Camphor Ventures, entered into a joint-venture agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) formerly known as Monopros Ltd., a wholly owned subsidiary of De Beers Consolidated Mines Ltd., on March 7th, 1997. Under the agreement De Beers Canada has the right to earn up to 60% interest in the AK claims by taking the property to commercial production.

De Beers Canada completed a major bulk sample of the 5034, Tuzo, Hearne and Tesla pipes on April 6th, 1999. The modeled grades and modeled revenues ($ per carat) for the 5034, Hearne and Tuzo pipes were reported in early 2000. De Beers used these values in a desktop study to evaluate the cost of a conventional open pit mine of the three pipes.The desktop study showed that whilst the modeled rate of return for the mining of the three main diamond pipes, namely the 5034, Hearne and Tuzo, is below the rate of return needed to proceed to the next phase of work an increase in diamonds revenues of only approximately 15% is needed to advance the project to the feasibility stage. The quickest way to achieve this increase is to carry out additional bulk sampling of the two highest value pipes (the Hearne and 5034) in order to significantly increase the number of diamonds available for valuation purposes.

A further bulk sample program of the Hearne and 5034 was completed in May 2001. The modeled values were down slightly from those reported for the 1999 bulk sample, but were consistent with or less than the drop in values in the rough diamond market. A 9.9 carat diamond was recovered from the 5034 pipe and is of high quality and top color. It was valued at approximately US$60,000. As a result of the discovery of this diamond, De Beers decided to do more bulk sampling of the 5034 and Hearne pipes during the 2002 winter season in order to recover more high quality, top color diamonds. Drilling started on February 13th, 2002 and was completed April 20th, 2002. The number and sizes of the diamonds recovered from the 5034 and Hearne pipes were reported on September 4th and November 6th, respectively. Large diamonds were recovered and a significantly larger number of diamonds greater than half a carat were recovered this year compared to the bulk samples of 1999 and 2001.

Microdiamond results for the Kelvin kimberlite body, located nine km northeast of Kennady Lake, were reported on December 28, 2002. The counts are significant and are very similar to those for the 5034 and Hearne pipes. De Beers Canada commenced a winter program of surveys and drilling in the Kelvin-Faraday area in February, 2003.

AK Project

The purpose of the 2001 bulk sample was to significantly increase the number of diamonds available for valuation purposes. The larger number of diamonds available will increase the confidence in and the accuracy of the revenue per carat (value per carat) modeling and will hopefully positively impact the overall revenue per carat estimate.

It was observed at the Diamond Trading Company (DTC) that a population of high quality diamonds (such as that of the 9.9 carat diamond) exists amongst the diamonds recovered to date from the Hearne and 5034 pipes. This observation and additional follow-up analysis of these diamonds led De Beers to the decision that more bulk sampling of the Hearne and 5034 pipes was needed in 2002. More high quality diamonds need to be recovered so that their size frequency distribution can be determined more accurately. These high quality diamonds have a large impact, especially the larger ones, on the revenue per tonne so the more accurately their size frequency distribution is known, the greater the confidence in and the accuracy of the revenue modeling. These high quality diamonds offer upside potential to the values per carat. The occurrence of the very valuable 9.9 carat stone poses the possibility that these stones could occur regularly during production.

The 2002 bulk sample program of the 5034 and Hearne diamond pipes ended April 20th, 2002. De Beers recovered a total of 1215 carats from 836 tonnes of kimberlite from the 5034 pipe. In total, for the 5034 pipe, there are 70 diamonds weighing more than 1 carat, which include 21 greater than 2 carats, and 161 diamonds between half a carat and 1 carat. The number of diamonds over half a carat recovered this year is proportionately (to the total number of carats recovered) significantly greater than those diamonds recovered in 1999 and 2001. The three largest diamonds weighed 7.0, 6.6 and 5.9 carats.

De Beers recovered a total of 1174 carats from 665.5 tonnes of kimberlite from the Hearne pipe. In total, for the Hearne pipe, there are 50 diamonds weighing more than 1 carat, which include 13 greater than 2 carats, and 157 diamonds between half a carat and 1 carat. The total number of diamonds greater than half a carat recovered this year (207) is proportionately (to the total number of carats recovered each year) greater than those size diamonds recovered in the 1999 and 2001 bulk samples. Specifically, there are 31 percent more diamonds greater than half a carat as recovered in the 2001 bulk sample and 15 percent more than recovered in the 1999 bulk sample. Both in the 1999 and 2001 bulk samples the largest diamond recovered weighed 3.4 carats. In this years bulk sample there are three diamonds weighing more than 3.4 carats with the largest weighing 8.7 carats. This shows that, like in the 5034 pipe, larger diamonds are present in the Hearne pipe.

The number of diamonds available, especially the greater number of larger diamonds, for valuation has now increased and will lead to more confidence in the value per carat modeling. The diamonds will be sent to the Diamond Trading Company (DTC) in London, England for valuation. Those values will be used to model the values per carat in Johannesburg, South Africa. After that, revenue per tonne modeling, taking into account both the updated grade information and the diamond values, will be performed. The modeled values per carat and modeled revenues per tonne values for the 5034 and Hearne pipes are expected in March 2003.

Exploration

The management committee consisting of representatives from the Company and De Beers that was formed after the release of the desktop study in August 2000, decided upon a strategy with two main components to advance the project. The first component was bulk sampling of the two main pipes to recover additional diamonds. The second component was an aggressive exploration program aimed at adding to the existing resource. Any additional kimberlite discoveries would change the economics of the project and, if of sufficient value, positively impact the modeled rate of return.

Exploration is concentrated in two areas; at MZ Lake, which is approximately 20 km northwest of Kennady Lake and at Faraday-Kelvin area, which is approximately 10 km northeast of Kennady Lake.

The Kelvin kimberlite body was discovered in the spring of 2000. It is located approximately nine km northeast of Kennady Lake and three km south-southwest of the Faraday kimberlite body, which was discovered in 1999. One drill hole in the north-south direction in the Kelvin pipe intersected 40 meters of kimberlite horizontally projected while another hole in approximately the east-west direction intersected 23 meters of kimberlite horizontally projected. A 3.3 meter thick kimberlite dyke at a depth of 31 meters was discovered approximately 200 meters south of the Kelvin pipe under the same narrow lake. A total of 184 kg of kimberlite was recovered from the two holes into the Kelvin pipe and sent for acid dissolution. The micro-diamonds recovered per square sieve size are shown in the table (i.e. the number of micro-diamonds that did not pass through each of the square mesh sieves). The two largest diamonds are 8.9 and 8.5 points (one point is one-hundredth of a carat). Diamonds larger than the 0.5 x 0.5 mm square sieve size are called “macro-diamonds”. The number of macro and micro-diamonds recovered and their size-frequency distribution is very similar to that for the 5034 and Hearne pipes in Kennady Lake (representative micro-diamond results for the 5034 and Hearne pipes are also shown in the table). Those pipes have average grades of 1.64 and 1.71 carats per tonne, respectively. The result for the Kelvin body is also very similar to, if not slightly better, than the micro-diamond results for the Faraday body reported in July 1999 (and also shown in the table).

Square	Kelvin: 184kg	Faraday: 40kg	Hearne: 128kg	5034: 160kg
mesh	Number of	Number of	Number of	Number of
Size (mm)	diamonds	diamonds	diamonds	diamonds

2	5	1	2	4

1	9	0	10	10

0.5	11	5	17	23

0.3	44	11	46	37

0.212	65	12	77	68

0.15	139	21	83	138

0.104	173	24	143	218

De Beers discovered several sills (shallow dipping kimberlite sheet-like bodies) of various lengths, widths and thicknesses north of MZ Lake during the 2001 spring exploration program. Four of the sills discovered there have been determined to be diamondiferous. The largest number of micro-diamonds was recovered from drill hole MPV-01-73 (just north of the western tip of MZ Lake); 28 diamonds were recovered from five kg. The kimberlite sill associated with this drill hole is being called Sill-73. A total of 10 follow-up holes were drilled into Sill-73 in 2002 and numerous intersections of kimberlite was recovered. The thicknesses of the intersections varied from 7 cm to 2.19 m with the largest combined kimberlite intersection in one drill hole being 3.49 m, between 14.66 m and 19 m depth from surface. This sill appears to extend at least one kilometer along strike. Only 13.8 kg of kimberlite from Sill-73 was recovered and sent for micro-diamond recovery. A total of only six micro-diamonds were recovered. It must be stressed that 13.8 kg is a very small amount of kimberlite so the results should be viewed with caution and De Beers reports that insufficient micro-diamonds have been recovered upon which to base any meaningful macro-diamond grade prediction. More work would be needed to determine the potential of the MZ Lake sills.

De Beers has decided to move their attention to the Faraday-Kelvin area this winter-spring, because of the excellent micro-diamond results from the Kelvin body. Both bodies need to be better defined, as do the dyke structures associated with these bodies. A hole drilled in 1999 intersected 2.54 m of kimberlite approximately 160 m northeast of the Faraday body and a hole in 2001 intersected three intervals of kimberlite (with the thickest intersection being 1.74 m) approximately 600 m to the southwest of the Faraday body. This dyke system appears to be at least 800 meters long and could have additional blows, like the Faraday body along it, as well as extensions both to the northeast and southwest.

This winter De Beers is planning to do detailed ground magnetometer and ground gravity surveys over both the Kelvin and Faraday bodies and the dyke systems both north and south of each body. Promising targets will be drilled. Work started in February 2003.

“Jan W. Vandersande”

Jan W. Vandersande, Ph.D.
President & Chief Executive Officer
February 21, 2003

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL RESULTS

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes.

Results

The Company’s loss for the nine months ended December 31, 2002 totalled $1,159,136 or $0.024 per share compared to $1,185,737 or $0.026 per share for the nine months ended December 31, 2001. The Company’s loss for the three months ended December 31, 2002 totalled $595,911 or $0.012 per share compared to $316,357 or $0.007 per share for the three months ended December 31, 2001. The loss during both the periods in 2002 included a one-time expense of $331,500 to the long-time Chairman of the Company upon his retirement. If this cost is excluded then the losses for the nine and the three months ended December 31, 2002 would have been $827,636 and $264,411 respectively. Exclusion of this one-time cost would have implied a 30% and a 16% decrease in losses respectively from the similar periods in the previous year.

Revenue

During the nine months ended December 31, 2002 the Company’s interest income was $11,655 compared to $10,866 during the nine months ended December 31, 2001. During the three months ended December 31, 2002 the Company’s interest income was $9,131 compared to $723 during the three months ended December 31, 2001. The increase in both the periods was because of higher cash balances available for investment.

Expenses

During the nine months ended December 31, 2002, expenses were $1,167,210 as compared to $1,186,603 during the nine months ended December 31, 2001. During the three months ended December 31, 2002, expenses were $603,542 as compared to $314,080 during the three months ended December 31, 2001.

During the nine months ended December 31, 2002, general and administration expenses were $1,119,557 compared to $1,185,813 during the nine months ended December 31 2001. During the three months ended December 31, 2002, general and administration expenses were $598,525 compared to $308,733 during the three months ended December 31 2001. The general and administration expenses during both the periods in 2002 included a one-time payment of $331,500 to the long-time Chairman of the Company upon his retirement. If this one-time cost was excluded then the decrease in the general & administration expenses during the nine months and three months ended December 31, 2002 would have been 34% and 14% respectively as compared to the similar periods in the previous year. The main reason for reduction in general & administration expenses (excluding the one time cost of $331,500) was that the top management accepted significantly lower management and consulting fees for their services. Also, various other cost cutting measures were implemented which resulted in lower wages, insurance, rent and travel expenses.

Liquidity and Cash Resources

On December 31, 2002, the Company had $1,471,000 in cash and cash equivalents compared to $585,789 on March 31, 2002. On December 31, 2002 the Company had a working capital position of $1,022,699 compared to $339,897 on March 31, 2002.

Financing Activities

De Beers Canada exercised their full allocation of 983,666 share purchase warrants at $0.80 for a total proceeds of $786,932.80 on September 14, 2002.

In addition, two other warrant holders exercised their full allocation of 755,066 share purchase warrants at $605,052.80 on October 24, 2002. One of the warrant holders is Bottin International Investments Ltd., the largest shareholder of the company.

Also, one warrant holder exercised its full allocation of 431,034 share purchase warrants at $0.58, 200,000 on September 10, 2002 and 231,034 on November 12, 2002 for a total proceeds of $249,999.72.

During the nine months ended December 31, 2002 the Company received $203,600 from the exercise of options to purchase 235,000 shares of the Company.

Investing Activities

During the nine months ended December 31, 2002 the Company did not incur any expenditures on the exploration of the AK-CJ property. Since March 8, 2000 De Beers Canada has been bearing all expenditures for the AK-CJ project. During the nine months ended December 31, 2002 the Company did not incur any expenditures on the exploration work of any other property.

Outlook

The Company is likely to continue incurring annual losses until it may achieve production from the AK project. There is no assurance that the property will be placed into development or production. The desktop study discussed above showed that the modeled rate of return to mine the three main diamond pipes is below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in revenues of approximately 15% to achieve the agreed upon rate. A strategy to advance the project was decided upon at that time with the main component being the 2001 bulk sample to recover additional diamonds. Final results and modeled figures from the 2001 bulk sample were encouraging enough for De Beers Canada to commit to another bulk sample in winter of 2002. The bulk sample program was completed in April 2002. The management committee also decided to continue with the exploration of the Faraday – Kelvin area (10 km NE of Kennady Lake), in the Winter – Spring of 2003. The results of all programs should be available in the first quarter of 2003 at which time the management committee will decide how to proceed.

The risk factors have not changed from those described in the Company’s Annual Report for the year ended March 31, 2002.

The funds available on December 31, 2002 and the subsequent exercise of options and warrants and options will provide the Company with sufficient funds until late 2004.

This report may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this report as a result of numerous factors, some of which are outside of the control of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Consolidated Balance Sheets

	December 31 ,2002	March 31 ,2002

	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$1,471,000	$585,879
Accounts receivable	24,846	38,679
Marketable securities	32,392	32,392
Advances and prepaid expenses	9,023	7,192

Total current assets	1,537,261	664,142

Assets held for sale	100,000	100,000

Mineral properties	1,628,822	1,628,822

Deferred exploration	31,492,926	31,492,926

Capital assets	63,921	61,274

Total assets	$34,822,930	$33,947,164

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$504,763	$213,209
Due to related parties	3,000	99,036
Taxes payable	6,799	12,000

Total current liabilities	514,562	324,245

Shareholders’ equity:
Share capital (note 3)	55,315,031	53,470,446
Deficit	(21,006,663)	(19,847,527)

Total shareholders’ equity	34,308,368	33,622,919

Total liabilities and shareholders’ equity	$34,822,930	$33,947,164

Subsequent events (note 3(b))

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

“Jan W. Vandersande” Director “Jesus R. Martinez” Director

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Interim Consolidated Statements of Operations and Deficit

(Unaudited-Prepared by Management)

	Three months ended December 31,		Nine months ended December 31,
	2002	2001	2002	2001

Revenue:
Interest	$9,131	$723	$11,655	10,866

Expenses:
Amortization	4,428	4,825	12,394	14,534
Capital taxes	—	—	—	(15,600)
Interest and bank charges	589	522	1,803	1,856
General and administration	598,525	308,733	1,119,557	1,185,813
Property evaluation	—	—	33,456	—

	603,542	314,080	1,167,210	1,186,603

Loss before income taxes	(594,411)	(313,357)	(1,155,555)	(1,175,737)

Income tax expense	1,500	3,000	3,581	10,000

Loss for the period	(595,911)	(316,357)	(1,159,136)	(1,185,737)

Deficit, beginning of period	(20,410,752)	(19,261,026)	(19,847,527)	(18,391,646)

Deficit, end of period	$(21,006,663)	$(19,577,383)	$(21,006,663)	$(19,577,383)

Loss per share	$(0.012)	$(0.007)	$(0.024)	$(0.026)

Weighted average number of
shares outstanding	49,930,813	46,693,098	48,637,262	46,363,654

See accompanying notes to interim consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Interim Consolidated Statements of Cash Flows

(Unaudited-Prepared by Management)

	Three months ended December 31,		Nine months ended December 31,
	2002	2001	2002	2001

Cash provided by (used in):

Cash flows provided by (used in) operating activities:
Loss for the period	$(595,911)	$(316,357)	$(1,159,136)	$(1,185,737)
Items not involving cash:
Amortization	4,428	4,825	12,394	14,534
Changes in non-cash operating working capital:
Accounts receivable	(8,730)	(9,911)	13,833	(1,125)
Advances and prepaid expenses	7,066	2,874	(1,831)	37,520
Accounts payable and accrued liabilities	221,341	(24,462)	291,554	9,354
Due to related parties	(115,864)	(143)	(96,036)	5,284
Taxes payable	919	1,225	(5,201)	8,218

Cash flows used in operating activities	(486,751)	(341,949)	(944,423)	(1,111,952)

Cash flows provided by (used in) investing activities:
Deferred exploration costs	—	(2,976)	—	(56,053)
Reimbursement of exploration costs by government	—	11,597	—	11,597
Purchase of capital assets	(6,035)	—	(15,041)	(3,774)
Proceeds from sale of capital assets	—	789	—	789

Cash flows used in investing activities	(6,035)	9,410	(15,041)	(47,441)

Cash flows provided by financing activities:
Shares issued for cash, net of issue costs	890,652	902,409	1,844,585	920,409

Increase (decrease) in cash and cash equivalents	397,866	569,870	885,121	(238,984)

Cash and cash equivalents, beginning of period	1,073,134	273,339	585,879	1,082,193

Cash and cash equivalents, end of period	$1,471,000	$843,209	$1,471,000	$843,209

Non-cash transactions:
Acquisition of Rabbit Tracks, Manitoba property for issuance of 50,000 shares	—	—	—	$29,000

See accompanying notes to interim consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Interim Consolidated Statements of Deferred Exploration

(Unaudited – Prepared by Management)

	Three months ended December 31,		Nine months ended December 31,
	2002	2001	2002	2001

Exploration
Airborne & geophysical survey	$—	$—	$—	$28,764
Consulting & other professional services	—	2,307	—	6,083
Filing fee	—	669	—	669
Linecutting	—	—	—	12,000
Sampling & processing	—	—	—	—
Travel, transportation & supplies	—	—	—	8,537

Deferred Exploration for the period	—	2,976	—	56,053

Reimbursement of costs by government	—	(11,597)	—	(11,597)

Deferred Exploration beginning of period	31,492,926	31,501,547	31,492,926	31,448,470

Deferred Exploration, end of period	$31,492,926	$31,492,926	$31,492,926	$31,492,926

All deferred exploration costs incurred and reimbursements during the three and nine month periods ended December 31, 2001 related to the Company’s Rabbit Tracks property in Manitoba, except for $2,976 of costs incurred during the three months ended December 31, 2001 which related to the Company’s Baffin Island property.

See accompanying notes to interim consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Notes to Interim Consolidated Financial Statements

Three months ended December 31, 2002 and 2001
Nine months ended December 31, 2002 and 2001

(Unaudited – Prepared by Management)

1.	Significant Accounting Policies:

These interim consolidated financial statements of Mountain Province Diamonds Inc. (the “Company”) have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended March 31, 2002, except as described below in Note 2.

2	Stock-Based Compensation:

Effective April 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock based payments. The new recommendations are applied prospectively (see Note 3(b)).

No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The Company accounts for all stock based payments to non-employees, and employee awards that are direct award of stock, granted on or after April 1, 2002, using the fair value method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable and are amortized over the vesting period. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Notes to Interim Consolidated Financial Statements

Three months ended December 31, 2002 and 2001
Nine months ended December 31, 2002 and 2001

(Unaudited – Prepared by Management)

3	Share Capital:
(a) Issued and fully paid:

	Number of shares	Amount

Balance, March 31, 2002	63,883,100	$70,286,927
Issued for cash pursuant to:
Exercise of stock options	235,000	203,600
Exercise of warrants	2,169,766	1,640,985

	66,287,866	72,131,512
Less shares owned by subsidiary	(16,015,696)	(16,816,481)

Balance, December 31, 2002	50,272,170	$55,315,031

(b) Stock options and share purchase warrants:

A continuity of stock options for the period covered by these financial statements is as follows:

	Number of options	Weighted average exercise price

Outstanding, March 31, 2002	3,661,000	$1.78
Granted	339,000	1.58
Expired	(1,081,000)	2.78
Exercised	(235,000)	0.87

Outstanding, December 31, 2002	2,684,000	$1.57

On October 31, 2002 the Company granted 125,000 options to directors at an exercise price of $1.36 per share. These options vest immediately and expire on the earlier of October 21, 2007 or six months after the Option Holder ceases to be a director of the Company for any reason.

On December 16, 2002 the Company granted 64,000 options to directors and employees of the Company at an exercise price of $1.71 per share. These options vest equally over a ten to twelve month period commencing January 31, 2003 and expire on the thirtieth day following the date of vesting. In the event of termination, all unvested portions of the Options shall expire immediately.

On December 16, 2002 the Company granted 150,000 options to a director at an exercise price of $1.71 per share. These options vest immediately and expire on the earlier of December 16, 2007 or thirty days after the Option Holder ceases to be a director of the Company for any reason. Per the terms of an agreement reached with the Director on December 13, 2002, the Director agreed to exercise the 150,000 options on January 3, 2003.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Notes to Interim Consolidated Financial Statements

Three months ended December 31, 2002 and 2001
Nine months ended December 31, 2002 and 2001

(Unaudited – Prepared by Management)

3	Share Capital (continued):

(b) Stock options and share purchase warrants (continued):

The table below presents pro-forma net loss per share using the fair market value method of accounting for stock based compensation. The pro-forma adjustments presented below pertain to the 339,000 new options granted to employees and directors since adoption of the new stock-based compensation standards on April 1, 2002 as described in note 2.

Reconciliation of pro-forma net loss to common shareholders:

	Nine months ended December 31, 2002	Three months ended December 31, 2002

Net loss as reported	$1,159,136	$595,911
Pro forma adjustment	64,427	64,427

Pro forma net loss	$1,223,563	$660,338

Pro forma loss per share	$0.025	$0.013

The Company used the Black-Scholes option pricing model to determine the fair value of grants made during the three and nine month periods ended December 31, 2002. The following assumptions were applied in determining the pro forma compensation cost:

Risk-free interest rate	4%
Expected dividend yield	0%
Expected option life	1 to 30 months
Expected stock price volatility	62%

On December 31, 2002 the Company had warrants outstanding to purchase 1,205,878 shares at a price of $0.58 per share until December 6, 2004.

Options to purchase 153,000 shares were exercised during January, 2003.

MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

Notes to Interim Consolidated Financial Statements

Three months ended December 31, 2002 and 2001
Nine months ended December 31, 2002 and 2001

(Unaudited – Prepared by Management)

4	Loss per share:

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods, net of shares owned by a subsidiary.

5	Haveri Gold Property, Finland:

On October 10, 2002 the Company entered into an agreement with Vision Gate Ventures Limited (“Vision”) regarding the Haveri Gold Property, Finland (“Property”), held by the Company’s wholly owned subsidiary Mountain Glen Mining Inc. Under the terms of the agreement Vision has the option to earn up to an undivided 70% interest in the Property. In order to exercise the option and earn the 70% interest in the Property, Vision must:

	i.	incur expenditures on or in respect of the Property of not less than $50,000 by October 10, 2003.

	ii.	incur expenditures on or in respect of the Property of not less than an additional $600,000 by October 10, 2004 in order to earn a 51% undivided interest in the Property.

	iii.	incur expenditures on or in respect of the Property of not less than an additional $1,000,000 by October 10, 2005 in order to earn a further 19% undivided interest in the Property.

MOUNTAIN PROVINCE DIAMONDS INC.

Suite 212	Telephone 604-687-0122
525 Seymour Street
Vancouver, B.C. V6B 3H7	Facsimile 604-684-7208

February 28, 2003

B.C. Securities Commission	Ontario Securities Commission0
Suite 200, 865 Hornby Street	Cadillac Fairview Tower
Vancouver, B.C.	Suite 1800
V6Z 2H4	P.O. Box 55
20 Queen St. West
Toronto, Ontario, M5H 3S8

Alberta Securities Commission
21stFloor
10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Dear Sir/Madam:

RE:	MOUNTAIN PROVINCE DIAMONDS INC. (Formerly Mountain Province Mining Inc.) Mailing on February 28, 2003

RE: MOUNTAIN PROVINCE DIAMONDS INC. (Formerly Mountain Province Mining Inc.) Mailing on February 28, 2003

The Company confirms that on the above date the Quarterly Report, including the Interim Co9nsolidated Financial Statements, for the three months and the nine months ended December 31, 2002 and 2001, were forwarded by prepaid first class mail to all the shareholders who are mentioned on the supplementary list maintained by the transfer agent of the Company.

Yours very truly,

“Pradeep Varshney”

Pradeep Varshney
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 3, 2003

Mountain Province Diamonds Inc.
(Registrant)

By: /S/ “Pradeep Varshney”
(Print) Name: Carla Cico
Title: Chief Financial Officer